EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq” or “The Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Report - Class Action against Walla!

On December 6, 2018, the Company received notice from its subsidiary, Walla! Communications Ltd. (“Walla”) of a “statement of claim in a motion to certify a class action” that had been filed against it and four other defendants with the Central District Court. The claim was filed on grounds that Walla and two of the other defendants published advertisements on their websites and applications for the marketing, sale and distribution of smoking and tobacco products, including electronic smoking products, which are allegedly manufactured and distributed by two other defendants. The petitioners’ main argument in the claim is that such advertisements are prohibited by law in general, and, specifically, when targeted to minors. The petitioners further claim that use of certain advertising and marketing means is prohibited, and this constitutes, inter alia, a violation of the provisions of the Restriction on Advertising and Marketing of Tobacco Products Law, the Consumer Protection Law, the Consumer Protection Regulations (Advertisements and Marketing Methods Targeted at Minors), breach of statutory duty, violation of personal autonomy, negligence, breach of the duty of good faith and unjust enrichment. The amount of the class action against the five respondents totals NIS 300 million.

Walla is studying the details of the claim and the class action certification motion and neither it nor the Company is able to evaluate their likelihood of success at the present stage.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq . The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only